41 Member States

Albania*

Belgium

Bosnia and Herzegovina*

Bulgaria*

Croatia*

Cyprus*

Czech Republic*

Denmark

Estonia*

Finland

France

Georgia*

Germany

Greece

Holy See

Hungary*

Iceland

Ireland

Italy

Kosovo*

Latvia*

Liechtenstein

Lithuania*

Luxembourg

Malta*

Republic of Moldova*

Montenegro*

Netherlands

Norway

Poland*

Portugal

Romania*

San Marino

Serbia*

Slovak Republic*

Slovenia*

Spain

Sweden

Switzerland

“the former Yugoslav Republic of Macedonia”*

Turkey*

Results for financial year 2013

In 2013, the Council of Europe Development Bank (CEB) achieved its activity objectives with an overall satisfactory financial performance. A new Development Plan for the period 2014-2016 was approved allowing the Bank to pursue its social mandate in Europe efficiently and with more flexibility. Kosovo became the CEB’s 41st Member State on 4 November 2013.

Although not yet audited, the CEB’s 2013 net profit reached €111.3 million, compared to €120.2 million in 2012. This variation is mainly due to the negative impact of the fair value of derivative financial instruments (IAS 39) and the provision for early departures of certain staff members. Excluding these elements, the adjusted net profit for 2013 amounts to €122.4 million compared to €121.3 million in 2012, i.e. an increase of 1%. Equity has increased to €2.5 billion, i.e. +8.8%.

In 2013, €2.3 billion worth of new projects were approved (+ 26.5% compared to 2012), half of which have the objective of facilitating the creation and preservation of viable jobs in micro, small and medium sized enterprises in the CEB’s Member States. Loan disbursements amounted to €1.8 billion (i.e. +16.5%), 51% of which were disbursed in the CEB’s target countries (marked by an asterisk on the list on the left).

PROVISIONAL KEY FIGURES (non audited)*1

(IFRS Accounting standards) € million	2013	2012	Variation*[2]
Projects approved during the year	2 274	1 798	26.5%
Stock of projects	4 649	4 867	-4.5%
of which new commitments signed during the year	2 262	1 019	122.0%
Loans disbursed during the year	1 845	1 584	16.5%

Issues*[3]	3 227	3 220	0.2%

Total assets	24 485	26 858	-8.8%
Net profit	111.3	120.2	-7.4%

*[1]	Financial statements to be approved by the Governing Board
*[2]	Variations are calculated with figures in thousand euros.
*[3]	The exchange value in euros with the exchange rate at the date of issue

¿

Set up in 1956, the CEB (Council of Europe Development Bank) has 41 Member States. Twenty-two Central, Eastern and South Eastern European countries, forming the Bank’s target countries*, are listed among the Member States.

Press contact: info@coebank.org	www.coebank.org